SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Subject Company)

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Banco Santander México, S.A., Institución de Banca MÚlTiple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

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Series B Shares, without par value

American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Héctor Blas Grisi Checa

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to

Rodrigo Conesa Labastida Ritch, Mueller, Heather y Nicolau, S.C. Torre Virreyes Av. Pedregal No. 24 Piso 20 Col. Molino del Rey 11040 Mexico City, Mexico Telephone: (52) 55-9178-7000	Jorge U. Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2758

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Press Release dated June 9, 2021 titled “Banco Santander Mexico, announces the resolutions adopted at its shareholders’ meeting”

Item 1

BANCO SANTANDER MéXICO ANNOUNCES THE RESOLUTIONS ADOPTED AT ITS SHAREHOLDERS’ MEETING

Mexico City, Mexico, June 9th, 2021 - Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”), one of the leading banking institutions in Mexico, announced that, on this date, it held its Ordinary and Extraordinary General Shareholders’ Meeting, at which, among others, the following resolutions were adopted.

I.	Approve the decree of payment of a cash dividend in the amount of Ps.3,054 million, which will be distributed to shareholders in proportion to the number of shares they own, at a rate of Ps.0.45, and will be paid on June 18, 2021.

II.	As a consequence of the change in the intended conditions of the Tender Offer announced by Banco Santander, S.A., to become a voluntary Tender Offer and eliminating as a requirement the cancellation of the registration with the National Securities Registry (Registro Nacional de Valores), as well as the listing on the Bolsa Mexicana de Valores, S.A.B. de C.V., the discussion on the cancellation was unnecessary and no resolution was adopted in this regard. Therefore, the shares of Banco Santander México will continue to be registered in said registry and listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. and the New York Stock Exchange (“NYSE”).

This relevant event does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MéXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2021, Banco Santander México had total assets of Ps.1,748 billion under Mexican Banking GAAP and more than 19.0 million customers. Headquartered in Mexico City, the Company operates 1,352 branches and offices nationwide and has a total of 22,280 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander Mexico